                                                                   EXHIBIT 99.1

[O2MICRO LOGO]

             O\\2\\MICRO REPORTS SECOND QUARTER FINANCIAL RESULTS

GEORGE TOWN, Grand Cayman, July 30, 2008. O\\2\\Micro(R) International Limited (NASDAQ(R): OIIM; SEHK: 0457), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the second quarter of fiscal 2008 and six months ending June 30, 2008.

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDING 6/30/2008:

Net sales for the second quarter of 2008 were $40.8 million, an increase of 8.6% from the preceding quarter, and up 6.8% from the second quarter of the prior year. The GAAP gross margin on net sales was 58.2% in the second quarter, which was similar to 58.5% in the preceding quarter, and up from 56.7% from the second quarter of the prior year.

The Company recorded a GAAP operating margin of 11.1% in the second quarter. Research and Development (R&D) expenditures were $9.5 million, or 23.2% of net sales including $288,000 of stock-based compensation. SG&A expenses were $9.7 million, or 23.9% of net sales, including $433,000 of stock-based compensation.

GAAP Net Income for the second quarter of 2008 was $4.4 million or 12 cents per American Depositary Share (ADS).

FINANCIAL RESULTS FOR THE SIX MONTHS ENDING 6/30/2008:

Net sales for the six months ending June 30, 2008 were $78.3 million, an increase of 7.0% from the prior year. The GAAP gross margin on net sales was 58.3% in the first half of fiscal 2008, up from 55.7% in the first half of fiscal 2007.

The Company recorded a GAAP operating margin of 8.6% for the first half of fiscal 2008. This compares with a GAAP operating margin of 7.1% in the first six months of fiscal 2007. For the first six months of fiscal 2008, R&D expenditures were $19.2 million, or 24.5% of net sales, including $546,000 of stock-based compensation; SG&A expenses were $21.8 million for the same period, or 27.8% of net sales, including $848,000 of stock-based compensation.

GAAP Net Income for the first half of fiscals 2007 and 2008 was $5.8 million and $6.6 million, respectively. GAAP Net Income per fully diluted ADS rose from 15 cents in the first six months of fiscal 2007 to 17 cents in the comparable period of fiscal 2008. GAAP Net Income increased by 13% during the first half of fiscal 2008 when compared with the first half of 2007 and GAAP Net Income per fully diluted ADS increased by 15% for the same periodic comparison.

SUPPLEMENTARY DATA:

As of June 30, 2008, O\\2\\Micro had unrestricted cash and short-term investments of $82.6 million, or $2.19 per ADS. Net accounts receivable was $26.8 million, and there were 57 days sales outstanding in accounts receivable at the end of the second quarter of 2008. Inventory was $20.7 million and turned over 3.2 times in the same quarterly period.

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As of June 30, 2008, O\\2\\Micro's headcount consisted of 1,063 employees, including 608 people working in R&D. This headcount was approximately flat with 1,075 employees at the end of the first quarter of 2008.

MANAGEMENT COMMENTARY:

Sterling Du, Chairman and CEO, commented, "During these challenging economic times, we are continuing to grow because O\\2\\Micro is bringing great new products to the market." Mr. Du continued, "Our newest products are building momentum and we look forward to increasing contributions from our Security, DC/DC, and battery lines in the coming quarters."

CONFERENCE CALL: O\\2\\Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT, and 5:00 a.m. (July 31, 2008) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:                         866-316-1372, pass code #9146108
In HONG KONG:                                 800-965-503, pass code #9146108
Other INTERNATIONAL participants:             913-312-1272, pass code #9146108

A replay of the call will be available by phone until August 6th using the following dial-in information.

In the US and CANADA:                         888-203-1112, pass code #9146108
In HONG KONG:                                 800-901-108, pass code #9146108
Other INTERNATIONAL participants:             719-457-0820, pass code #9146108

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

ABOUT O\\2\\MICRO

Founded in April 1995, O\\2\\Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

O\\2\\Micro International maintains an extensive portfolio of intellectual property with 10,001 patent claims granted, and over 12,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O\\2\\Micro, the O\\2\\Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O\\2\\Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O\\2\\Micro's future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O\\2\\Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O\\2\\Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements

                                     - 2 -

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involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O\\2\\Micro's products due to adverse economic conditions in general or specifically affecting O\\2\\Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gary E. Abbott
Director of Investor Relations, O\\2\\Micro
Phone: 408.987.5920, x8888
Email: gary.abbott@o2micro.com

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              O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)
             (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                           THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                JUNE 30,                JUNE 30,
                                                         ----------------------  ----------------------
                                                            2008        2007        2008        2007
                                                         ----------  ----------  ----------  ----------
NET SALES............................................... $   40,790  $   38,191  $   78,346  $   73,228
COST OF SALES...........................................     17,061      16,518      32,657      32,440
                                                         ----------  ----------  ----------  ----------
GROSS PROFIT............................................     23,729      21,673      45,689      40,788
                                                         ----------  ----------  ----------  ----------
OPERATING EXPENSES (INCOME)
Research and development (1)............................      9,457       8,219      19,213      16,173
Selling, general and administrative (1).................      9,740      11,425      21,761      22,808
Litigation income.......................................         --      (3,364)     (2,000)     (3,364)
                                                         ----------  ----------  ----------  ----------
Total Operating Expenses................................     19,197      16,280      38,974      35,617
                                                         ----------  ----------  ----------  ----------
INCOME FROM OPERATIONS..................................      4,532       5,393       6,715       5,171
                                                         ----------  ----------  ----------  ----------
NON-OPERATING INCOME
Interest income.........................................        493         814       1,163       1,628
Foreign exchange income (loss)..........................       (315)        108        (429)       (148)
Other - net.............................................         (4)          5           9           7
                                                         ----------  ----------  ----------  ----------
Total Non-operating Income..............................        174         927         743       1,487
                                                         ----------  ----------  ----------  ----------
INCOME BEFORE INCOME TAX................................      4,706       6,320       7,458       6,658
INCOME TAX EXPENSE......................................        344         578         836         817
                                                         ----------  ----------  ----------  ----------
NET INCOME..............................................      4,362       5,742       6,622       5,841
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments................        607         335       2,617         324
Unrealized gain (loss) on available-for-sale securities.       (228)      3,090      (3,092)      3,797
                                                         ----------  ----------  ----------  ----------
Total Other Comprehensive Income (Loss).................        379       3,425        (475)      4,121
                                                         ----------  ----------  ----------  ----------
COMPREHENSIVE INCOME.................................... $    4,741  $    9,167  $    6,147  $    9,962
                                                         ==========  ==========  ==========  ==========
EARNINGS PER SHARE:
Basic................................................... $   0.0023  $   0.0030  $   0.0035  $   0.0031
                                                         ==========  ==========  ==========  ==========
Diluted................................................. $   0.0023  $   0.0030  $   0.0035  $   0.0030
                                                         ==========  ==========  ==========  ==========
EARNINGS PER ADS
Basic................................................... $     0.12  $     0.15  $     0.18  $     0.15
                                                         ==========  ==========  ==========  ==========
Diluted................................................. $     0.12  $     0.15  $     0.17  $     0.15
                                                         ==========  ==========  ==========  ==========
SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)....................................  1,879,216   1,904,024   1,886.775   1,905,620
                                                         ==========  ==========  ==========  ==========
Diluted (in thousands)..................................  1,889,751   1,920,974   1,896,828   1,917,668
                                                         ==========  ==========  ==========  ==========
ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)....................................     37,584      38,080      37,735      38,112
                                                         ==========  ==========  ==========  ==========
Diluted (in thousands)..................................     37,795      38,419      37,937      38,353
                                                         ==========  ==========  ==========  ==========
(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS
    FOLLOWS:
Research and development................................ $      288  $      278  $      546  $      530
Selling, general and administrative.....................        433         354         848         704
                                                         ----------  ----------  ----------  ----------
                                                         $      721  $      632  $    1,394  $    1,234
                                                         ==========  ==========  ==========  ==========

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

              O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
               (In Thousand U.S. Dollars, Except Share Amounts)

                                                                                                JUNE 30,   DECEMBER 31,
                                                                                                  2008         2007
                                                                                               ----------- ------------
                                                                                               (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents.....................................................................  $ 34,859     $ 52,597
Restricted cash...............................................................................     1,165        6,830
Short-term investments........................................................................    47,744       28,650
Accounts receivable - net.....................................................................    26,821       24,600
Inventories...................................................................................    20,670       22,127
Prepaid expenses and other current assets.....................................................     8,104        7,476
Assets held for sale..........................................................................     7,439           --
                                                                                                --------     --------
Total Current Assets..........................................................................   146,802      142,280
                                                                                                --------     --------
LONG-TERM INVESTMENTS.........................................................................    22,317       26,715
                                                                                                --------     --------
PROPERTY AND EQUIPMENT - NET..................................................................    35,743       43,148
                                                                                                --------     --------
OTHER ASSETS
Restricted assets - net.......................................................................    10,853       12,393
                                                                                                --------     --------
Other Assets..................................................................................    12,301        3,876
                                                                                                --------     --------
TOTAL ASSETS..................................................................................  $228,016     $228,412
                                                                                                ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable....................................................................  $  8,511     $ 10,841
Income tax payable............................................................................       958        1,065
Accrued expenses and other current liabilities................................................    11,763       11,597
Liabilities associated with assets held for sale..............................................       729           --
                                                                                                --------     --------
Total Current Liabilities.....................................................................    21,961       23,503
                                                                                                --------     --------
OTHER LONG-TERM LIABILITIES
Accrued pension liabilities...................................................................       559          520
FIN 48 tax liabilities........................................................................       225          210
Other liabilities.............................................................................        24           --
                                                                                                --------     --------
Total Long-Term Liabilities...................................................................       808          730
                                                                                                --------     --------
Total Liabilities.............................................................................    22,769       24,233
                                                                                                --------     --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
   Authorized - 250,000,000 shares............................................................        --           --
Ordinary shares at $0.00002 par value per share
   Authorized - 4,750,000,000 shares
   Issued -1,887,935,450 and 1,911,868,150 shares as of June 30, 2008 and December 31, 2007,
     respectively.............................................................................        38           38
Additional paid-in capital....................................................................   144,533      144,944
Retained earnings.............................................................................    60,011       56,847
Accumulated other comprehensive income........................................................     3,171        3,646
Treasury stock - 14,607,650 shares and 5,000,000 as of June 30, 2008 and December 31, 2007,
  respectively................................................................................    (2,506)      (1,296)
                                                                                                --------     --------
Total Shareholders' Equity....................................................................   205,247      204,179
                                                                                                --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................................................  $228,016     $228,412
                                                                                                ========     ========

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